FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 10, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 10, 2003                                           By: Simon Bicknell
                                                             ------------------
                                                                  Simon Bicknell
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier          The Administrators of the
                        SmithKline Beecham Mid-Term Incentive Plan notified the Company and Dr Garnier on 10
                        July 2003 that he had increased his
                        interest by 1,081.737 Ordinary Share ADRs at a price of $40.925 per Ordinary Share
                        ADR following the re-investment of the
                        dividend paid to shareholders on 3 July
                        2003.




S M Bicknell
Company Secretary

10 July 2003